82-2373

ERG
GROUP

Your ref
Our ref CMP-0014-01

03 OCT -7 AM 7:21

26 September 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs

ERG Ltd

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Announcement headed "Rome Restructure Contracts Signed".

Yours faithfully

03032527

PROCESSED
OCT 09 2003
THOMSON
FINANCIAL

for **Clare Barrett-Lennard**
Company Secretary

dlw 10/7

ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/09/2003

TIME: 12:43:32

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Rome Restructure Contracts Signed

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

26/09/2003 10:43

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com

cc:

Subject: ERG - ASX Online e-Lodgement - Rome Restructure (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 81451 as follows:
Release Time: 26-Sep-2003 12:43:23
ASX Code: ERG
File Name: 81451.pdf
Your Announcement Title: Rome Restructure Contracts Signed

81451.pdf

DATE 26 September 2003

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

Rome Restructure Contracts Signed

ERG Group is pleased to announce that the contracts for the restructure of its Rome–ATAC project, as announced to the market on 3 September 2003, have now been signed.

A total of $50.8 million is payable to ERG as follows:

- $27.9 million as the first instalment of the purchase for the ticketing hardware. This amount is payable within 15 days of signing ($10.2 million of it has already been paid). A further $7.8 million is due within six months.
- $10.0 million for the rights to use ERG's software, payable within one month.
- $5.1 million for additional software and training services, payable within a maximum of 12 months.

ERG and ATAC—the Rome public transport agency—have agreed the process for establishing a new company to operate the Rome system. The joint venture company, to be owned 30% by ERG, will have an eight-year contract to operate the ticketing system and is expected to earn annual revenues of $35–40 million. The new company will also pay ERG an annual licence and software maintenance fee of $1.9 million.

The immediate profit and loss impact of the restructure to ERG will be neutral; however, the removal of annual depreciation charges of approximately $7 million will have a positive impact moving forward.

The transaction leaves the Group with substantial cash reserves.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group has installed systems in major cities throughout the world including Hong Kong, Melbourne, Rome, San Francisco and Singapore with installations in progress in Gothenburg, Seattle, Stockholm, Sydney and Washington DC. ERG has delivered systems that support more than 20 million smart cards in circulation and handle

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

Rome Restructure Contracts Signed

approximately 5 billion transactions per annum. ERG is an Australian-based company, listed on the Australian Stock Exchange and employs 800 people in 11 countries.